

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Richard Chiang, President
APEX 2 Inc.
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506

> **Re:** **APEX 2 Inc.**
> **Form 10**
> **Filed June 6, 2011**
> **File No. 000-54430**

Dear Mr. Chiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Security ownership of certain beneficial owners, page 14

2. You have indicated that the amount of security ownership as of a date, September 30, 2010, prior to the incorporation of your business. Please update this information as of the most recent date practicable.

Prior Blank Check Company Experience, page 16

3. Please also provide a description of any other blank check companies with which Redwood Capital, Inc. has been involved.

4. We note the disclosure in Apex 1 Inc.'s Form 8-K filed on May 6, 2011, regarding the Share Purchase Agreement pursuant to which Richard Chiang sold an aggregate of 10,000,000 shares of his shares of common stock to OZ Saferooms Technologies, Inc. at a purchase price of $70,000. Please include this disclosure in this section of the filing.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant